UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Aluminium Investor Presentation

Australia Analysts Site Visit

29 October 2008

Disclaimer

By viewing this presentation you agree to be bound by the following conditions.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items. A reconciliation to profit from operations is contained within the profit announcement References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 2

Presenter introduction

Jon Dudas Julius Matthys

President Aluminium CSG COO Worsley Alumina

• 24 years resources experience • 26 years resources experience

• 17 years at BHP Billiton • 26 years at BHP Billiton

Markus Meurer Warren McKenzie

VP Marketing Alumina E&G Project Director

• 21 years resources experience • 35 years resources experience

•	7 years at BHP Billiton • 1 year at BHP Billiton

Slide 3

Presentation agenda

Business overview

– Operating performance

– Significance to BHP Billiton portfolio

– Comparison to peers

– Key challenges for the industry

Aluminium and alumina commodity outlook

– Global demand and China growth outlook

– Global supply outlook

– Cost curves

– Input costs

Future growth options

Key messages

Slide 4

Aluminium investor presentation

Business overview

– Operating performance

– Significance to BHP Billiton portfolio

– Comparison to peers

– Key challenges for the industry

Aluminium and alumina commodity outlook

– Global demand and China growth outlook

– Global supply outlook

– Cost curves

– Input costs

Future growth options

Key messages

Slide 5

Business overview: HSEC

Safety Community

TRIFR Community Expenditure

(12 MMA) (US$m) 9

Arts Other

8 2% Environment

7 7% Sport / Recreation 4% 6 5% 5

Community

4 46%

Health 17% Welfare 3 2 19% 1 0 Education

Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 FY08 Community Expenditure amounted to US$ 12.6 m (BHP Billiton Share).

Slide 6

Business overview: current assets

Facility Ownership Equity capacity

Alumar 40% 180

Facility Ownership Equity capacity

MRN Trombetas 14.8% 2,664

Kaaimangrasie 45% 720

Klaverblad 45% 630

Coermotibo 45% 630

Facility Ownership Equity capacity Expansion projects

Alumar 36% 540 720

Paranam 45% 990

Facility Ownership Equity capacity

Mozal 47.1% 265

Hillside 100% 704

Bayside 100% 191

Facility Ownership Equity capacity Expansion projects

Worsley 86% 3010 946

Facility Ownership Equity capacity Expansion Projects

Boddington 86% 11,180 3,514

Legend – EquityCapacity (ktpa)

Smelters 1,340

Refineries 4,540

Mines 15,824

Source: BHP Billiton.

Bayside reduced capacity ~50% .

Slide 7

Business overview: operating performance

Year ended June (US$m) 2008 2007 % Change Aluminium EBIT 1,465 1,856 -21.1

Record alumina production

South African power situation will continue to impact metal production

Worsley E&G approved

EBIT Margin

(%)

50 40 30 20 10 0

2004 2005 2006 2007 2008

Year Ended June

Peers BHP Billiton

Source: BHP Billiton and companies’ annual and half year reports Excludes Third Party Trading

* Peers include AWAC, Chalco and the aluminium segments Rio Tinto, Vale and the upstream segments of Alcoa and Alcan (until June 2007).

Slide 8

Business overview : contribution to group

(Our portfolio is diversified and balanced across high margin commodities)

Underlying EBIT Underlying EBIT Margin(a)

(FY2008, US$bn) (FY2008)

25

Petroleum 67% Petroleum Energy Energy Coal 30% (27%)

20

Energy Coal Aluminium

31% Aluminium

Base Metals 62% 15

Diamonds and

Specialty Products 20% Base Metals Non Ferrous (44%) Stainless Steel

25%

Materials

10 Diamonds and

Specialty Products Iron Ore 51% Stainless Steel Materials Manganese 58%

5 Iron Ore Steelmaking

Materials Metallurgical Coal 24% (29%) Manganese

Group 48% Metallurgical Coal

0

(a) EBIT Margin excludes third party trading activities.

Slide 9

Business overview: key challenges

Raw material price pressures

Global power supply

Bringing on new capacity

Quality of Chinese bauxite

Slide 10

Aluminium investor presentation

Business overview

– Operating performance

– Significance to BHP Billiton portfolio

– Comparison to peers

– Key challenges for the industry

Aluminium and alumina commodity outlook

– Global demand and China growth outlook

– Global supply outlook

– Cost curves

Future growth options

Key messages

Slide 11

Aluminium and alumina commodity outlook

Key China Messages

• China has a significant influence on the Aluminium market

– Aluminium is required to supply the intensive urbanisation of China

– A question of self sufficiency of aluminium supply

– Is power a constraining factor?

– Domestic aluminium supply is positioned high on the cost curve

• Short on quality bauxite and thus alumina

– Domestic alumina additions are positioned high on the cost curve

Slide 12

China production capacity can respond rapidly to pricing opportunities

Smelter Production in China Aluminium Price

(‘000 mt) (US$/t) 16,000 3,000

14,000

2,500 12,000 SHFE in US$ (2002 fixed exchange rate) 2,000 10,000

8,000 1,500

Chinese Marginal Smelter 6,000

1,000 4,000 500 2,000

0 0 2002 2003 2004 2005 2006 2007 2008F

CAGR 2002-2007 = 23%

Source: Brook Hunt data.

Slide 13

China has been self-sufficient in smelting

Chinese Aluminium supply is up 650% driven by low capital construction costs and strong domestic demand

Aluminium Production

(kt) 45 40 35

China 30

25 Asia

20 Oceania Eastern Europe 15 Western Europe 10 Latin America

5	North America

0 Africa 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: Brook Hunt.

Slide 14

Chinese Aluminium capacity additions at the top end of cost curve

Chinese Aluminium capacity additions come at the top end of the cost curve

US$/t

Other Smelters BHP Billiton Smelters 2,800 Chinese Smelters

2,400

Bayside 2,000 Alumar Hillside 1,600 Mozal 1,200

800

400

0

0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 Cumulative capacity (kt)

Source: CRU Smelting costs, 2008

Slide 15

China has a track record of bringing on new power capacity

Ability to bring on new power capacity on time as planned

Sources of Chinese power

(GW)

750 Wind / Other Nuclear Hydro 600

450

300

Coal

150

0

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: CEC.

Slide 16

200 400 600 800 1,000 1,200 1,400 1,600 1,800 (kt)

Slide 17 0 Jan-04

Source: LME, SHFE and Comex. Apr-04

Jul-04 Exchange Stocks

Oct-04

Jan-05 LME SHFE Comex Aluminium stocks

Apr-05 LME Cash (RH)

Jul-05 Oct-05 Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08

Jul-08

( $ Oct-08

0 500 1,000 1,500 2,000 2,500 3,000 3,500 /t Nominal) LME Cash price

Chinese demand for imported Alumina and Bauxite

Alumina

(kt)

30,000

25,000

20,000

Alumina Imports

15,000

Domestic Alumina

Production –Imported Bauxite Ore

10,000

Domestic Alumina Production –5,000 Chinese Bauxite

0

1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008YTD

Source: BHP Billiton Internal Analysis, Chinese customs data, CNIA.

Slide 18

Chinese alumina supply at the top end of the cost curve

CRU Alumina cost curve, 2008

US$/t

Other refineries BHP Billiton Refineries Chinese Refineries

480

400

320

Paranam

Worsley

240 Alumar 160

80

0

0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 Cumulative capacity (kt)

Source: CRU Alumina, 2008

Slide 19

Aluminium investor presentation

Business overview

– Operating performance

– Significance to BHP Billiton portfolio

– Comparison to peers

– Key challenges for the industry

Aluminium and alumina commodity outlook

– Global demand and China growth outlook

– Global supply outlook

– Cost curves

– Input costs

Future growth options

Key messages

Slide 20

Most attractive bauxite deposits

Most attractive bauxite deposits are in Guinea

World’s top 10 bauxite deposit countries

(Bt)

Kazakhstan Greece 0.4 Bt 0.6 Bt

China Jamaica India 2.3 Bt 2.5 Bt 1.4 Bt Suriname 0.6 Bt Guyana 0.9 Bt Guinea 8.6 Bt Brazil 2.5 Bt

Australia 7.9 Bt

Source: USGS. Reserves

Slide 21

Guinea project

Guinea

• Long life, world class bauxite resource with embedded options

• Strong government support

• Currently finalising feasibility study

• Greenfield projects are more challenging in new geographies

Slide 22

Aluminium investor presentation

Business overview

– Operating performance

– Significance to BHP Billiton portfolio

– Comparison to peers

– Key challenges for the industry

Aluminium and alumina commodity outlook

– Global demand and China growth outlook

– Global supply outlook (The key constraints)

– Cost curves

– Input costs

Growth profile and capital projects

Key messages

Slide 23

Key messages

• China’s focus is on self-sufficiency in aluminium

• China’s growing requirement to import alumina or bauxite to meet domestic metal demands

• Our growth options and project pipeline are aligned to this view (to feed the emerging seaborne bauxite/alumina market)

• We have a track record of delivering these projects on time and on budget

• Our strategy of having world class long life, low cost assets enables us to maintain a strong EBIT and EBIT margin performance in relation to our peers

• Commitment to safety, the community and the environment

Slide 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary